Exhibit 18

August 27, 2002

Mr. Ben B. Blount, Jr.
Executive Vice-President-Finance, Planning
& Administration and Chief Financial Officer
Oxford Industries, Inc.
222 Piedmont Avenue, NE
Atlanta, GA 30303

Dear Sir:

Note A of Notes to the Consolidated Financial Statements of Oxford Industries, Inc. and subsidiaries incorporated by reference in its Form 10-K for the year ended May 31, 2002 describes a change in the method of accounting for last-in, first-out ("LIFO") inventories by reducing the overall number of inventory pools from five to three. There are no authoritative criteria for determining a 'preferable' LIFO method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young, LLP